Exhibit 12
Motorola, Inc. and Subsidiaries
Computation of Fixed Charges Ratio

	Years Ended December 31,
(In Millions)	2006	2005	2004	2003	2002
Pretax income (loss) (1)	$4,605	$6,402	$3,083	$1,214	($2,189)
Capitalized interest	—	—	—	—	(0)
Fixed charges (as calculated below)	411	407	449	573	644

Earnings (2)	$5,016	$6,809	$3,532	$1,787	($1,545)

Fixed charges:
Interest expense	$330	$324	$381	$504	$576
Rent expense interest factor	80	83	68	70	68

Total fixed charges (2)	$411	$407	$449	$573	$644

Ratio of earnings to fixed charges	12.2	16.7	7.9	3.1	0.0 (3)

(1)-After adjustments required by Item 503 (d) of SEC Regulation S-K.
(2)-As defined in Item 503 (d) of SEC Regulation S-K.
(3)-Earnings were inadequate to cover fixed charges for the years ended December 31, 2002 by $2.2 billion